

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2024

Jennifer G. Tejada
Chief Executive Officer and Chair of Board of Directors
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, CA 94108

> **Re: PagerDuty, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2024**
> **File No. 001-38856**

Dear Jennifer G. Tejada:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program